Exhibit 1.1

PRESS RELEASE

Magic to Announce First Quarter 2016 Financial Results on May 9, 2016

Or Yehuda, Israel, May 2, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it will report its financial results for the first quarter 2016 on Monday, May 9, 2016.

A conference call will be held on Monday, May 9th at 10:00 a.m. Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to discuss the results. Please call the following numbers at least 10 minutes before the scheduled time in order to participate:

•	From North America: +1- 888-668-9141

•	From UK: 0-800-917-5108

•	From Israel: 03-918-0609

•	All others: +972-3-918-0609

A recorded playback of the call will be available for at least three months on the company website, www.magicsoftware.com.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.